                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A

                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 2)


                          Aspect Medical Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    045235108
                                 --------------
                                 (CUSIP Number)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 045235108

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     One Liberty Fund III, L.P.

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]

     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------
                            5.   Sole Voting Power
                                 0 shares
                            ----------------------------------------------------
Number of Shares            6.   Shared Voting Power
Beneficially                     1,530,871 shares (1)
Owned by Each               ----------------------------------------------------
Reporting Person            7.   Sole Dispositive Power
With:                            0 shares
                            ----------------------------------------------------
                            8.   Shared Dispositive Power
                                 1,530,871 shares (1)
                            ----------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,530,871 shares (1)

--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     7.9%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     PN

--------------------------------------------------------------------------------

(1) Includes 275 shares of Common Stock issuable upon exercise of a warrant held by One Liberty Fund III, L.P.


                               Page 2 of 10 Pages

CUSIP No. 045235108

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     One Liberty Partners III, L.P.

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [  ]

     (b)  [  ]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------
                            5.   Sole Voting Power
                                 0 shares
                            ----------------------------------------------------
Number of Shares            6.   Shared Voting Power
Beneficially                     1,530,871 shares (1)
Owned by Each               ----------------------------------------------------
Reporting Person            7.   Sole Dispositive Power
With:                            0 shares
                            ----------------------------------------------------
                            8.   Shared Dispositive Power
                                 1,530,871 shares (1)
                            ----------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,530,871 shares (1)

--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     7.9%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     PN

--------------------------------------------------------------------------------

(1) Includes 275 shares of Common Stock issuable upon exercise of a warrant held by One Liberty Fund III, L.P.


                               Page 3 of 10 Pages

CUSIP No. 045235108

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Edwin M. Kania, Jr.

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [  ]

     (b)  [  ]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     United States

--------------------------------------------------------------------------------
                            5.   Sole Voting Power
                                 21,604 shares (1)
                            ----------------------------------------------------
Number of Shares            6.   Shared Voting Power
Beneficially                     1,530,871 shares (2)
Owned by Each               ----------------------------------------------------
Reporting Person            7.   Sole Dispositive Power
With:                            21,604 shares (1)
                            ----------------------------------------------------
                            8.   Shared Dispositive Power
                                 1,530,871 shares (2)
                            ----------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,552,475 shares (1), (2)

--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     8.0%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     IN

--------------------------------------------------------------------------------

(1) Consists of stock options granted to Mr. Kania to purchase 19,999 shares of Common Stock (within 60 days after December 31, 2002) and 1,605 shares of Common Stock held in an account for the benefit of Mr. Kania's minor children

(2) Consists of 1,530,596 shares of Common Stock held by One Liberty Fund III, L.P. and 275 shares of Common Stock issuable upon exercise of a warrant held by One Liberty Fund III, L.P.


                               Page 4 of 10 Pages

CUSIP No. 045235108

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Stephen J. Ricci.

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [  ]

     (b)  [  ]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     United States

--------------------------------------------------------------------------------
                            5.   Sole Voting Power
                                 800 shares (1)
                            ----------------------------------------------------
Number of Shares            6.   Shared Voting Power
Beneficially                     1,530,871 shares (2)
Owned by Each               ----------------------------------------------------
Reporting Person            7.   Sole Dispositive Power
With:                            800 shares (1)
                            ----------------------------------------------------
                            8.   Shared Dispositive Power
                                 1,530,871 shares (2)
                            ----------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,531,671 shares (1), (2)

--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     7.9%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     IN

--------------------------------------------------------------------------------

(1) Consists of 800 shares held by Mr. Ricci

(2) Consists of 1,530,596 shares of Common Stock held by One Liberty Fund III, L.P. and 275 shares of Common Stock issuable upon exercise of a warrant held by One Liberty Fund III, L.P.


                               Page 5 of 10 Pages

CUSIP No. 045235108

Item 1(a)               Name of Issuer:

                        Aspect Medical Systems, Inc.


Item 1(b)               Address of Issuer's Principal Executive Offices:

                        141 Needham Street
                        Newton, MA  02464

Item 2(a)               Name of Person Filing:

                        One Liberty Fund III, L.P. ("One Liberty Fund"), OneLiberty Partners III, L.P. ("OneLiberty Partners"), Edwin Kania, Jr. and Stephen J. Ricci. OneLiberty Partners is the sole general partner of OneLiberty Fund. Messrs. Kania and Ricci are general partners of OneLiberty Partners.


Item 2(b)               Address of Principal Business Office or, if none,
                        Residence:

                        The address of the reporting persons is:

                        c/o Flagship Ventures
                        150 Cambridge Park Drive
                        Cambridge, MA  02140

Item 2(c)               Citizenship:

                        Messrs. Kania and Ricci are United States citizens. One Liberty Fund and OneLiberty Partners are limited partnerships organized under the laws of the State of Delaware.


Item 2(d)               Title of Class of Securities:

                        Common Stock, par value $0.01 per share.

Item 2(e)               CUSIP Number:

                        045235108

Item 3                  Description of Person Filing:

                        Not applicable.


Item 4                  Ownership:

                        (a)   Amount Beneficially Owned:

                              One Liberty Fund beneficially owns of record
                              1,530,596 shares of Common Stock and a warrant to purchase 275 shares of Common Stock. One Liberty Partners, the sole general partner of One Liberty Fund, may be deemed to beneficially own these shares as well. In addition, Mr. Kania beneficially owns 1,605 shares of Common Stock, which are held in a trust for the benefit of Mr. Kania's minor children, and stock options to purchase an additional 19,999 shares of Common Stock. Mr. Ricci beneficially owns 800 shares of Common Stock. Each of One Liberty Partners and Messrs. Kania and Ricci disclaims beneficial ownership of the shares beneficially held of record by One Liberty


                               Page 6 of 10 Pages

CUSIP No. 045235108

                              Fund, except to the extent of their respective proportionate pecuniary interest therein. Each of One Liberty Fund, One Liberty Partners and Mr. Ricci disclaims beneficial ownership of the shares beneficially held by Mr. Kania, except to the extent of their respective proportionate pecuniary interest therein. Each of One Liberty Fund, One Liberty Partners and Mr. Kania disclaims beneficial ownership of the shares beneficially held by Mr. Ricci, except to the extent of their respective proportionate pecuniary interest therein.

                        (b)   Percent of Class:

                              Each of One Liberty Fund, One Liberty Partners and Mr. Ricci may be deemed to beneficially own 7.9% of the Common Stock. Mr. Kania may be deemed to beneficially own 8.0% of the Common Stock. These percentages are based on the 19,370,823 shares of Common Stock outstanding as of December 31, 2002.


                        (c)   Number of Shares as to which the person has:

                              (i) Sole power to vote or to direct the vote:
                              One Liberty Fund: 0; One Liberty Partners: 0; Mr. Kania: 21,604; Mr. Ricci: 800

                              (ii) Shared power to vote or to direct the vote:
                              One Liberty Fund: 1,530,871; One Liberty
                              Partners: 1,530,871; Mr. Kania: 1,530,871; Mr.
                              Ricci: 1,530,871

                              (iii) Sole power to dispose or to direct the disposition of: One Liberty Fund: 0; One Liberty Partners: 0; Mr. Kania: 21,604; Mr.
                              Ricci: 800

                              (iv) Shared power to dispose or to direct the disposition of: One Liberty Fund: 1,530,871; One Liberty Partners: 1,530,871; Mr. Kania:
                              1,530,871; Mr. Ricci: 1,530,871


Item 5                  Ownership of Five Percent or Less of a Class:

                        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6                  Ownership of More than Five Percent on Behalf of Another
                        Person:

                        Not applicable.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                        Not applicable.


Item 8                  Identification and Classification of Members of the
                        Group:

                        Not applicable.


Item 9                  Notice of Dissolution of Group:

                        Not applicable.


Item 10                 Certification:


                               Page 7 of 10 Pages

CUSIP No. 045235108


                        Not applicable.


                               Page 8 of 10 Pages

CUSIP No. 045235108


                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2003.                ONE LIBERTY FUND III, L.P.

                                          By:  /s/ Edwin M. Kania Jr.
                                             ----------------------------------
                                                  One Liberty Partners III, L.P.
                                                  its General Partner


                                          ONE LIBERTY PARTNERS III, L.P.

Dated:  February 14, 2003.                By:  /s/ Edwin M. Kania Jr.
                                             ----------------------------------
                                                  Edwin M. Kania, Jr.
                                                  its General Partner

Dated:  February 14, 2003.                By:  /s/ Edwin M. Kania Jr.
                                             ----------------------------------
                                                  Edwin M. Kania, Jr.


Dated:  February 14, 2003.                By:  /s/ Stephen J. Ricci
                                             ----------------------------------
                                                  Stephen J. Ricci


                               Page 9 of 10 Pages

CUSIP No. 045235108


                                                                       Exhibit I

                                    AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Aspect Medical Systems, Inc.

         EXECUTED as a sealed instrument this 14th day of February, 2003.

                                         ONE LIBERTY FUND III, L.P.

                                         By:  /s/ Edwin M. Kania Jr.
                                            -----------------------------------
                                                  One Liberty Partners III, L.P.
                                                  its General Partner


                                         ONE LIBERTY PARTNERS III, L.P.

Dated:  February 14, 2003.               By:  /s/ Edwin M. Kania Jr.
                                            -----------------------------------
                                                  Edwin M. Kania, Jr.
                                                  its General Partner

Dated:  February 14, 2003.               By:  /s/ Edwin M. Kania Jr.
                                            -----------------------------------
                                                  Edwin M. Kania, Jr.


Dated:  February 14, 2003.               By:  /s/ Stephen J. Ricci
                                            -----------------------------------
                                                  Stephen J. Ricci


                              Page 10 of 10 Pages